Exhibit 4

Itemized list of estimated expenses incurred or borne by or for the account of the Republic in connection with the sales of the 2.75% Notes due 2006

The following are the estimated expenses of the issuance and distribution of the securities being registered, all of which will be paid by, or on behalf of, the Registrar.

Registration fee		0
Fiscal and Paying Agent fees and expenses		4,500
Listing fees		5,862
Printing Expenses		13,759

Total	US$	24,121